Exhibit 99.1

NEWS RELEASE
CIBC RECEIVES TSX APPROVAL FOR NORMAL COURSE ISSUER BID
TORONTO, November 9, 2007 — CIBC (CM: TSX; NYSE) announced today that the Toronto Stock Exchange (TSX) accepted notice of CIBC’s intention to renew its normal course issuer bid. Under the new bid, CIBC intends to repurchase for cancellation up to 9 million common shares, representing approximately 2.7% of CIBC’s public float of common shares as at October 30, 2007.
CIBC’s repurchase of common shares under a normal course issuer bid is consistent with the bank’s priority of maintaining balance sheet strength, while generating shareholder value through a balanced capital deployment strategy.
Purchases under this new bid may commence on the TSX and the New York Stock Exchange on November 13, 2007 and will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or October 31, 2008. The price paid for the common shares will be the market price at the time of the purchase. The number of common shares repurchased and the timing of any repurchases will be determined by CIBC.
CIBC’s previous normal course issuer bid commenced on May 2, 2007 and expired on October 31, 2007. Over the term of the previous bid CIBC purchased 3,073,500 of its common shares for cancellation at an average price of $99.54 per common share.
As at October 30, 2007, CIBC had 334,956,954 issued and outstanding common shares and a public float of 332,856,955 common shares. The average daily trading volume for the 6 months ended October 31, 2007 was 1,244,954 common shares.
In addition, CIBC Mellon Trust Company, a non-independent trustee for the purposes of the rules of the TSX, will, as trustee on behalf of CIBC shareholders, purchase common shares as part of the CIBC Shareholder Investment Plan. These common shares are purchased and held on behalf of shareholders and are not cancelled.

As required by the rules of the TSX, purchases of common shares by CIBC for cancellation and purchases by CIBC Mellon Trust Company to be held on behalf of shareholders together will not exceed 33,285,695 common shares (representing approximately 10% of the public float of Common Shares as of October 30, 2007).

For more information please contact: John Ferren, Vice-President, Investor Relations, (416) 980-2088 or Mary Lou Frazer, Senior Director, Investor & Financial Communications, (416) 980-4111.